Exhibit 4.42

THIS AMENDED AND RESTATED SELLER CREDIT NOTE (THIS “NOTE”) HAS NOT BEEN REGISTERED PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”) OR QUALIFIED PURSUANT TO ANY APPLICABLE STATE SECURITIES LAW. THIS NOTE MAY BE RESOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT AND QUALIFIED PURSUANT TO APPLICABLE STATE SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE, EXCEPT UNDER CIRCUMSTANCES WHERE NONE OF SUCH REGISTRATION, QUALIFICATION NOR EXEMPTION IS REQUIRED BY LAW.

AMENDED AND RESTATED
SELLER CREDIT NOTE

$47,000,000

Original Dated October 1, 2015
Amended and Restated February 28, 2016

HÖEGH LNG PARTNERS LP, a Marshall Islands limited partnership (together with its successors and permitted assigns, “Payor”), for value received, hereby promises to pay to Höegh LNG Ltd. (“Payee”), or its registered assigns, the principal sum of forty-seven million and no/100 Dollars ($47,000,000) payable January 1, 2020 (such date, the “Maturity Date”); provided that, notwithstanding the foregoing, (i) Payee may, in its sole and absolute discretion, elect to accelerate the Maturity Date upon any breach by Payor of any provision of this Note (including, without limitation, any failure by Payor to pay any amount owing under this Note when due and in the manner required by this Note) and (ii) the Maturity Date shall be deemed to have occurred immediately upon the occurrence of any Insolvency Event without any further act on the part of any Person. This Note shall accrue interest at a rate of 8% per annum which interest shall be payable as provided below; provided, however, that Payor agrees to pay interest at a rate of 10% per annum on all amounts under this Note not paid when due which interest shall be payable promptly after demand of Payee. Interest on this Note shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Accrued and unpaid interest shall be paid by Payor on the last Business Day of each March, June, September and December. Payment of principal, interest and any other amounts in respect of this Note shall be made in Dollars, in immediately-available funds, by wire-transfer to the payment office most recently notified to Payor in writing by Payee.

1.            DEFINED TERMS

Capitalized terms used in this Note shall have the meanings set forth herein, and the following capitalized terms shall have the following meanings:

“Bankruptcy Code” shall mean Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Business Day” shall mean a day other than a Saturday, Sunday or any other day on which commercial banks in London, New York, the Marshall Islands, Norway or Bermuda are authorized or required by law to close.

“Dollars” and “$” shall mean the lawful currency of the United States of America.

“Insolvency Proceeding” shall mean (a) any case, action or proceeding before any court or other Governmental Authority or authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors, in each case undertaken under United States federal, state or foreign law, including the Bankruptcy Code.

“Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of Payor and its subsidiaries taken as a whole, (b) the ability of Payor to perform its obligations under this Note or (c) the ability of Payee to enforce this Note.

“Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

2.            PREPAYMENT

The outstanding principal amount of this Note may be prepaid in whole or in part at any time by Payor, without premium or penalty, upon ten (10) Business Days’ (or such shorter period as Payee shall accept) prior written notice to Payee, which notice shall be irrevocable once delivered. Any prepayment of this Note shall be accompanied by all accrued and unpaid interest on the amount so prepaid. In the event this Note is prepaid in part, a new Note or Notes of like tenor for the outstanding principal amount hereof will be issued in the name of the Payee upon request of the Payee. Amounts in respect of this Note which are prepaid may not be reborrowed.

3.            REPRESENTATIONS AND WARRANTIES

Payor represents and warrants to Payee that:

(a)	Payor (i) has been duly formed and is validly existing and in good standing under the laws of the Marshall Islands and (ii) is qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification except where the failure so to qualify would not reasonably be expected to have a Material Adverse Effect.

(b)	The execution, delivery and performance by Payor of this Note have been duly authorized by all necessary corporate action of Payor and do not and will not: (i) contravene the terms of the organizational documents of Payor; (ii) result in a breach of, or constitute a default under, any lease, instrument, contract or other agreement to which Payor is a party or by which it or its properties may be bound or affected that would reasonably be expected to have a Material Adverse Effect; or (iii) violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting Payor.

(c)	This Note constitutes the legal, valid and binding obligation of Payor, enforceable against Payor in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(d)	No authorization, consent, approval, license, exemption of, or filing or registration with, any Person is required for the due execution, delivery or performance by Payor of this Note.

(e)	The making of the loan evidenced by this Note does not require any authorization, consent or approval of, registration or filing with, or any other action by, any Person (including shareholders or any class of directors, whether interested or disinterested, of Payor or any other Person), nor is any such authorization, consent, approval, registration, filing or other action necessary for the validity or enforceability of this Note, except such as have been obtained or made and are in full force and effect.

(f)	As of February 28, 2016, the outstanding principal amount of this Note is $47,000,000 and the outstanding accrued and unpaid interest under this Note is $616,222.

4.            INSOLVENCY EVENTS

Any of the following events which shall occur shall constitute an “Insolvency Event”:

(a)	(i) Payor shall be dissolved, liquidated, wound up or cease its corporate existence or cease to conduct its business in the ordinary course; or (ii) Payor (1) shall make a general assignment for the benefit of creditors, or shall generally fail to pay, or admit in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (2) shall commence any voluntary Insolvency Proceeding; or (3) shall take any action to effectuate or authorize any of the foregoing; or

(b)	(i) Any involuntary Insolvency Proceeding is commenced or filed against Payor, or any writ, judgment, warrant of attachment, execution or similar process is issued or levied against a substantial part of Payor’s properties and such Insolvency Proceeding shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within sixty (60) days after commencement, filing or levy; (ii) Payor admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-United States law) is ordered in any Insolvency Proceeding; or (iii) Payor acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its property or business.

5.            SUBORDINATION

Notwithstanding any provision to the contrary contained in this Note, payments under this Note (the “Junior Obligations”) shall be subordinated to the prior payment in full of the principal, interest, fees and any other amounts (the “Senior Obligations”) outstanding under the Amended and Restated Facilities Agreement, dated April 1, 2015, among Höegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, the guarantors, financial institutions and agents party thereto from time to time and Nordea Bank Norge ASA as Agent, Security Trustee and Account Bank (as the same may be further amended, restated or otherwise modified from time to time, the “MUSD 412 Facility”). Holders of the Senior Obligations will be entitled to receive payment in full of all Senior Obligations before Payee will be entitled to receive any payment with respect to the Junior Obligations in the event of any distribution to creditors of Payor: (i) in a liquidation or dissolution of Payor; (ii) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Payor and its properties; (iii) in an assignment for the benefit of creditors; (iv) in any marshalling of the assets and liabilities of Payor; or (v) at any time during which a Default (as defined in the MUSD 412 Facility) has occurred and is continuing. For so long as no Default (as defined in the MUSD 412 Facility) has occurred and is continuing at such time, Payor may make (and Payee may receive and retain and apply in satisfaction of the Junior Obligations) payments of the Junior Obligations from time to time in its sole and absolute discretion. Amounts received by Payee in respect of the Junior Obligations when payment thereof is prohibited by this Section 5 shall be held by Payee in trust for the benefit of the holders of the Senior Obligations and turned over to the holders of the Senior Obligations upon the written request of the Security Trustee (as defined under the MUSD 412 Facility).

6.            MISCELLANEOUS

Payor agrees to pay on demand all the losses, costs, and expenses (including, without limitation, attorneys’ fees and disbursements) which Payee incurs in connection with enforcement of this Note, or the protection or preservation of Payee’s rights under this Note, whether by judicial proceedings or otherwise. Such costs and expenses include, without limitation, those incurred in connection with any workout or refinancing, or any bankruptcy, insolvency, liquidation or similar proceedings.

No single or partial exercise of any power under this Note shall preclude any other or further exercise of such power or exercise of any other power. No delay or omission on the part of Payee in exercising any right under this Note shall operate as a waiver of such right or any other right hereunder.

This Note shall be binding on each of Payor and Payee and their respective successors and assigns. Payor may not assign or transfer this Note or any of its obligations hereunder without Payee’s prior written consent; Payee may assign or transfer this Note to any other Person in its sole and absolute discretion.

No provision of this Note shall alter or impair the obligation of Payor, which is absolute and unconditional, to pay the principal of and any premium and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed, subject to Payor’s right to redeem all or a portion of this Note as provided herein or as otherwise agreed to by the parties.

This Note represents an amendment and restatement of that certain Seller Credit Note, dated October 1, 2015, made by Payor in favor of Payee, in the original principal amount of $47,000,000 (the “Prior Note”). Any indebtedness under the Prior Note continues under this Note, and the execution of this Note does not indicate a payment, satisfaction, novation or discharge of such indebtedness.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, Payor has caused this instrument to be duly executed this 28 day of February, 2016.

HÖEGH LNG PARTNERS LP

By:	/s/ Richard Tyrrell
Name:	Richard Tyrrell
Title:	Chief Executive Officer and Chief Financial Officer

ACKNOWLEDGED AND AGREED:

HÖEGH LNG LTD.

By:	/s/ Camilla Nyhus-Møller
Name:	Camilla Nyhus-Møller
Title:	Authorized Signatory

Signature Page to “Seller Credit”